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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of February, 2002

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
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                 (Translation of registrant's name into English)


            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                Form 20-F    X        Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                   Yes:                  No:       X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   API ELECTRONICS GROUP INC.
                                   (Formerly Investorlinks.com Inc.)

Date: February 7, 2002             By: /s/ Jason DeZwirek
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                                       Jason DeZwirek, Chairman of the Board,
                                       Executive V.P., Secretary and Director
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           API ELECTRONICS CHOSEN AS EXCLUSIVE PROVIDER OF CUSTOMIZED
                  INTEGRATED CIRCUITS FOR MILITARY APPLICATION

NEW YORK, February 7, 2002 - API Electronics Group Inc. (APIEF:OTCBB), a leading provider of custom replacement parts for military and commercial electronic applications, announced today that it has been chosen as the exclusive supplier of integrated hybrid circuits for a key military application.

Under the terms of the agreement, API will custom design specifications and manufacture integrated circuits for a leading manufacturer in the semiconductor industry. Due to client confidentiality requirements, the company's name and intended military application cannot be disclosed at this time.

"It is very gratifying for us to be recognized as the optimum candidate to manufacture these critical components," said Jason DeZwirek, API's Chairman and CEO. "This new relationship will proceed in three phases, the first being the design specification process which is currently underway."

"Our new client understands and appreciates our unique position and our capabilities in this sector," said DeZwirek. "By selecting API to manufacture these critical components, they are assured of the highest quality parts for use in the intended military application. Increasing demand from the military and private sector has put API in a strong position to enhance value for its growing shareholder base."

The company expects to begin recognizing revenue from this agreement in the upcoming calendar quarter.

ABOUT API ELECTRONICS:

As the leading provider of custom replacement parts, API Electronics Group Inc. is meeting critical demands for extremely high-quality semiconductors and microelectronic circuits with precisely defined functional capabilities. API has been providing these top of the line components for military, aerospace, and commercial markets for over 20 years. The company boasts a growing list of blue chip customers, including Honeywell/Allied Signal, Lockheed Martin, Litton Systems, and numerous other top technology-based firms around the world. API's operations originate from its wholly-owned, state-of-the-art, 15,000-sq-ft technology and manufacturing facility in Hauppauge, New York. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about API Electronics, please visit the company's website at www.apielectronics.com.

MEDIA RELATIONS CONTACT:                    INVESTOR RELATIONS CONTACT:
Primoris Group                              Primoris Group
Corporate Communications                    Investor Relations
Tel: 1-877-API-0-API (274-0274)             Tel: 1-877-API-0-API (274-0274)
api@primorisgroup.com                       api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.